As filed with the Securities and Exchange Commission on January 24, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12 (b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CENTRAL GARDEN & PET COMPANY

(Exact name of registrant as specified in its charter)

Delaware	68-0275553
(State of incorporation or organization)	(IRS Employer Identification No.)

1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Class A Common Stock, par value $0.01	Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:                      (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered

The following description of Central Garden and Pet Company’s, or the Company’s, Class A Common Stock does not purport to be complete and is subject to and is qualified in its entirety by the description of the Company’s Class A Common Stock contained in the Company’s Certificate of Incorporation “(Certificate of Incorporation”), a copy of which is filed herewith. The Company also has outstanding Common Stock and Class B Stock.

Voting Rights; Modifications to Class A Common Stock

The holders of Class A Common Stock generally have no voting rights unless otherwise required by Delaware law. Under the Delaware General Corporation Law, any amendments to the Certificate of Incorporation altering or changing the powers, preferences, or special rights of the shares of any class so as to adversely affect them, including the Class A Common Stock, would require the separate approval of the class so affected, as well as the approval of all classes entitled to vote thereon, voting together. These voting rights are specifically included in the Certificate of Incorporation. However, the Certificate of Incorporation also provides that the number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of outstanding shares of Class A Common Stock then outstanding) by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the Common Stock and Class B Stock, voting together as a single class, without a vote by any holders of Class A Common Stock.

Dividend and Other Rights

Each share of Class A Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor. The Common Stock, Class B Stock and Class A Common Stock would share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors. In the case of dividends or other distributions payable in stock of the Company or its subsidiaries other than Preferred Stock (including stock split-ups, divisions, or combinations), shares of Common Stock and Class B Stock may be distributed, respectively, only with respect to shares of the same class and as part of a distribution that is pro-rata to the Company’s stockholders and in the same ratio for each class.

Stockholders have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any preferred stock, all holders of Common Stock, Class B Stock and the Class A Common Stock, regardless of class, would be entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No Common Stock, Class B Stock or Class A Common Stock is subject to redemption or a sinking fund.

Conversion Rights

The holders of Class A Common Stock have no conversion rights.

Effects of Disproportionate Voting Rights.

The disproportionate voting rights of the Class A Common Stock, Common Stock and Class B Stock could have an adverse effect on the market price of the Class A Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by the Company’s stockholders other than the holders of the Class B Stock. Accordingly, such disproportionate voting rights may deprive holders of Class A Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

Certain Effects of Authorized but Unissued Stock

The Company has shares of Class A Common Stock, Common Stock and preferred stock available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

The existence of unissued and unreserved Class A Common Stock, Common Stock and preferred stock may enable the Company’s board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the Company’s management. In addition, the issuance of preferred stock could adversely affect the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certain Provisions of the Company’s Amended and Restated Certificate of Incorporation and Bylaws

Provisions of Delaware law and the Company’s amended and restated certificate of incorporation and bylaws could make the acquisition of the Company and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate with the Company first. The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

The Company is subject to the provisions of Section 203 of the Delaware general corporation law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

The Company’s bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders or by written consent. The bylaws also provide that special meetings of stockholders can only be called by the board of directors, the chairman of the board, the president or at the request of stockholders holding not less than 10% of the total voting power. The business permitted to be conducted at any special meeting of stockholders is limited to the purposes stated in the notice of such meeting.

Item 2. Exhibits

The following exhibits are filed as a part of this Registration Statement:

1.	Specimen certificate for Registrant’s Class A Common Stock.

2.1	Fourth Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 10-K for the fiscal year ended September 30, 2006).

2.2	Bylaws (incorporated herein by reference to Exhibit 3.2 to the Form S-1 Registration Statement, File No. 33-48070).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 24, 2007

CENTRAL GARDEN & PET COMPANY

By:	/s/ Glenn W. Novotny
Glenn W. Novotny
Chief Executive Officer, President and Director

INDEX TO EXHIBITS

Exhibit No.	Description
1.	Specimen certificate for Registrant’s Class A Common Stock.

2.1	Fourth Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Form 10-K for the fiscal year ended September 30, 2006).

2.2	Bylaws (incorporated herein by reference to Exhibit 3.2 to the Form S-1 Registration Statement, File No. 33-48070).